INTERNATIONAL

Member of RZB Group

07025003

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

SEC MAIL PROCESSING SECTION
WASH DC 160

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

6th July 2007

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 29nd June 2007.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

dw 7/10

Philipp Walter
Investor Relations

Raiffeisen INTERNATIONAL

Member of RZB Group

100 mn € for SMEs in Bosnia

Loans to help small and medium-sized enterprises grow

The Council of Europe Development Bank (CEB) and Raiffeisen International have signed two loan agreements last night under which CEB will provide a total of 50 million euros of long term funding for the benefit of small and medium-sized enterprises in Bosnia and Herzegovina. The loans, with a tenor of up to 12 years and a grace period of up to two years, will be granted to Raiffeisen Bank Bosna i Hercegovina and Raiffeisen Leasing Bosna i Hercegovina.

The funds will then be made available to small and medium-sized enterprises, giving them more access to finance for the expansion of their businesses. Since CEB only finances 50 per cent of each project, the balance will be financed by Raiffeisen; the total financing package for small and medium-sized enterprises in Bosnia and Herzegovina will therefore amount to 100 million euros.

Imre Tarafás, Vice-Governor of the CEB, said: "Bosnia and Herzegovina is a perfect example of the importance of our cooperation with Raiffeisen International. Over the years, this country has paid a heavy price due to war, as well as to political and economic transition. Today, it suffers from the highest unemployment rate in Europe and one of the highest in the world. These facilities will help to reduce unemployment and foster prosperity in the country."

Herbert Stepic, CEO of Raiffeisen International, added, "We are particularly delighted to work with the CEB on such an important project in a country that deserves much support. SMEs are the backbone of any economy. Providing competitive financing opportunities to SMEs is an effective way to help the economy in Bosnia and Herzegovina move forward and create jobs. We are looking forward to working with CEB on other projects to promote private initiative and the growth of the economies all across Central and Eastern Europe."

Set up in 1956, the CEB (Council of Europe Development Bank) has 39 member states. 17 Central and Eastern European countries are listed among the member states. As a major instrument of the policy of solidarity in Europe, the Bank finances social projects by making available to them resources raised in conditions reflecting the quality of its rating (AAA with Standard & Poor's, Fitch Ratings and Moody's). It thus grants loans to its member states, to financial institutions and to local authorities for the financing of projects in the social sector, in accordance with its Articles of Agreement.

Raiffeisen International operates the largest banking network in CEE. 18 markets are covered by subsidiary banks, finance leasing companies and two representative offices. Approximately 12.5 million customers are attended to through more than 2,900 business outlets. Raiffeisen International is a fully consolidated subsidiary of Raiffeisen Zentralbank Österreich AG (RZB), which owns 70 per cent of the common stock. The remaining 30 per cent is free float, the shares are traded on the Vienna Stock Exchange.

END